September 13, 2019

Cunjun Ma
Chief Executive Officer
Huize Holding Ltd
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052
People's Republic of China

       Re: Huize Holding Ltd
           Registration Statement on Form F-1
           Filed September 4, 2019
           File No. 333-233614

Dear Mr. Ma:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed on September 4, 2019

Prospectus Summary
The Offering
Lock Up, page 10

1. We note your disclosure that you have instructed the Depositary not to accept the deposit of common shares or issue any ADSs for 180 days after the date of the prospectus. Please expand your disclosure to explain the impact of this instruction on purchasers in this offering. For example, please clarify whether purchasers will be unable to withdraw common shares and re-deposit such shares in exchange for ADSs.
 Cunjun Ma
Huize Holding Ltd
September 13, 2019
Page 2
Business
Our Online Platform
Our Insurer Partners, page 129

2. We note your response to the final bullet point of prior comment 2 and refer to the contract provision contained at the top of the final page that you submitted. With a view to disclosure, please explain to us why you believe that this particular contractual provision is not material to investors. In addition, to the extent that this type of contractual provision is typical to your arrangements, please revise the prospectus disclosure at the bottom of page 129 to discuss these provisions or advise.
General

3.    With respect to your front cover artwork, please:
        Revise your presentation to clarify that you are an insurance broker and not an insurance underwriter. In this regard, your quantification of insurance products and insurance clients suggest that you may be acting in an underwriting capacity.
        Revise or remove the lower five graphics to avoid giving undue prominence to sales and revenues without regard to expenses and net income.
      For guidance, please refer to Compliance Disclosure Interpretations, Securities Act Forms,
      Question 101.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Franklin Wyman at (202) 551-3660 or Kevin W. Vaughn at
(202) 551-
3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Joseph McCann at (202) 551-
6262 with any other questions.



                                                           Sincerely,
FirstName LastNameCunjun Ma
                                                           Division of
Corporation Finance
Comapany NameHuize Holding Ltd
                                                           Office of Healthcare
& Insurance
September 13, 2019 Page 2
cc:       Haiping Li, Esq.
FirstName LastName